Exhibit (a)(1)(I)

CaucusCom Urges Metromedia Shareholders to Tender Their Shares Into Its

Fully Funded, Premium Tender Offer Scheduled to Expire August 14, 2007

Believes Fursa’s Proposal is Incapable of Being Consummated

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New York, August 10, 2007 – CaucusCom Ventures L.P., which has a binding merger agreement with Metromedia International Group, Inc. (Pink Sheets: MTRM), has reviewed the proposal and supporting materials submitted to Metromedia by Fursa Alternative Strategies LLC (“Fursa”) and has concluded that Fursa’s proposal is incapable of being consummated. Accordingly, CaucusCom urges Metromedia shareholders to tender into its fully financed, all cash $1.80 per share offer, which is currently scheduled to expire on August 14, 2007.

“Fursa’s proposal is an illusion, dependent upon financing that we believe can never be raised,” said Peter Nagle, director of CaucusCom. “During the nine months we spent working with Metromedia to develop our transaction, we concluded, based on our due diligence of the company and substantive discussions with several debt financing sources, that any acquisition of Metromedia could be effected only on a 100% equity basis. Accordingly, our tender offer is backed by fully funded equity commitments that have been reviewed and verified by the Metromedia Board.”

Nagle continued, “In light of the fact that Mickey Harley, the President of Fursa, was a member of the board of Metromedia until recently and participated in efforts to find a buyer for the company and yet delayed making any proposal until after the CaucusCom merger agreement was signed and our tender offer launched, we believe Fursa’s proposal is intended only to pressure CaucusCom into increasing the price of our offer. That attempt will be unsuccessful. The CaucusCom tender offer currently expires on August 14, 2007, and we do not intend to change our price. Although CaucusCom will extend its offer in accordance with the terms of the merger agreement if its conditions are not met by the expiration date, if a sufficient number of Metromedia shareholders tender their shares by the current expiration date of August 14, 2007, those shareholders will be able to promptly receive a premium price of $1.80 per share. We urge the shareholders of Metromedia to tender their shares today.”

CaucusCom urges Metromedia shareholders to consider the following:

Fursa’s proposal is wholly dependent on uncommitted, highly speculative financing: Fursa’s proposal is dependent on the receipt of over $150 million in debt financing. Fursa has apparently not determined the structure of such financing and has no binding commitment for such financing. We have reviewed the “highly confident” letter from Fursa’s financial advisor and believe that it is subject to conditions that cannot be satisfied, especially given current debt market conditions.

Metromedia cannot support a highly leveraged acquisition: CaucusCom believes Metromedia does not have the cash flow necessary to support the debt financing proposed by Fursa. Metromedia’s principal asset – and only source of cash – is its 50.1% indirect interest in Magticom. However, CaucusCom determined through its due diligence investigation that Metromedia does not have the functional ability to cause Magticom to pay dividends in the amount necessary to service and repay indebtedness on the scale proposed by Fursa. In fact, Metromedia does not even have sufficient control of Magticom to consolidate its interest in Magticom for accounting purposes.

Fursa’s proposal fails to account for the funds necessary to close its own transaction: Fursa states that it will commit $69 million in equity and raise $150 million of debt to finance its proposal. Even if Fursa were capable of raising such debt – which it is not – this sum falls many millions of dollars short of the amount that would be necessary to acquire all of the outstanding common shares of Metromedia and pay the costs of the transaction, including the termination fee and expenses due to CaucusCom, the other Metromedia obligations that will fall due upon closing, and Fursa’s own financing costs and other transaction expenses. Nor does it take into account the funds needed for the ongoing operations of the Metromedia holding company or the amounts that will be needed to satisfy Metromedia’s obligations to its preferred stockholders, whether upon conversion or the exercise of appraisal rights.

Fursa’s proposal fails to take into account Metromedia’s obligations to its preferred stockholders: CaucusCom believes that even if a highly leveraged acquisition of Metromedia’s common stock of the type proposed by Fursa were able to be financed, such a transaction would be highly prejudicial to the interests of Metromedia’s preferred stockholders and unlikely to be approved by the Board of Directors of Metromedia in light of their fiduciary duties to such stockholders.

ABOUT CAUCUSCOM VENTURES L.P.

CaucusCom Ventures L.P. is a holding company affiliated with Salford Georgia, the local Georgian office of Salford Capital Partners Inc., an international private equity and investment management firm based in the British Virgin Islands, and Compound Capital Limited, an international private investment firm based in Bermuda. Compound is a subsidiary of Sun Capital Partners Ltd., a U.K.-based private investment firm that is not affiliated with, and has no relationship to, the U.S.-based private investment firm Sun Capital Partners, Inc.

IMPORTANT INFORMATION

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any tender offer will be made only through an Offer to Purchase and related materials. In connection with the tender offer, CaucusCom has filed a Tender Offer Statement on Schedule TO (containing an Offer to Purchase, a Letter of Transmittal and related materials) with the U.S. Securities and Exchange Commission. Stockholders of Metromedia are advised to read these tender offer materials because they contain important information. You should consider the information contained in the tender offer materials before making any decision about the tender offer or whether to tender your shares. The tender offer materials are available for free at the SEC’s website at http://www.sec.gov. The tender offer materials may also be obtained from the Information Agent for the tender offer at no cost.

FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements made in this press release are subject to risks and uncertainties. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the offer and our plans with respect to Metromedia, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about Metromedia, economic and market factors and the industry in which Metromedia does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while CaucusCom believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this press release. These statements are not guarantees of future performance. All forward-looking statements included in this press release are made as of the date hereof and, unless otherwise required by applicable law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.

CONTACTS

For further information, please contact:

Kim Levy or Lesley Bogdanow

Sard Verbinnen & Co.

212-687-8080